Consent of Independent Auditors


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-08883) of Sovran Self Storage, Inc. and in the related Prospectus of our report dated April 9, 1998, with respect to the historical summaries of combined gross revenue and direct operating expenses in this Form 8-K/A for the year ended December 31, 1997.

We also consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-21679) pertaining to the 1995 Award and Option Plan and the 1995 Directors' Stock Option Plan of Sovran Self Storage, Inc. of our report dated April 9, 1998, with respect to the historical summaries of combined gross revenue and direct operating expenses in this Form 8-K/A for the year ended December 31, 1997.


                                                          /S/ ERNST & YOUNG LLP



Buffalo, New York
April 9, 1998